  Exhibit 99.1

Northern Dynasty: Federal Permitting Process for Alaska’s Pebble Project Passes Another Key Milestone

Lead federal regulator US Army Corps of Engineers announces preferred development alternative

VANCOUVER, BC / ACCESSWIRE / May 25, 2020 / Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") reports the US Army Corps of Engineers ("USACE"), the lead federal regulator for the Environmental Impact Statement ("EIS") permitting process for the Pebble Project, has announced a preferred development alternative for the proposed copper-gold-molybdenum-silver mine in southwest Alaska.

During a media availability session on May 22, 2020, Alaska District Regulatory Division Chief David Hobbie confirmed the USACE has selected the ‘least environmentally damaging practicable alternative' or LEDPA for the proposed Pebble mine. It includes an all land-based transportation route to connect the proposed mine site to a port site on Cook Inlet via an ~85-mile road north of Lake Iliamna, thereby avoiding the need for ferry transport across the lake.

Northern Dynasty President & CEO Ron Thiessen said the ‘northern transportation corridor' - otherwise known and fully evaluated in the Pebble EIS as ‘Alternative 3' - has been extensively studied by the Company's 100%-owned US-based subsidiary Pebble Limited Partnership (the "Pebble Partnership"), and presents several compelling benefits over the lake ferry options.

"From a cost perspective, the various transportation alternatives evaluated as part of the Pebble EIS over the past several years are similar," he said. "We had thought the slightly smaller wetlands footprint associated with the lake ferry alternatives might make them preferable to the USACE and other regulatory agencies, but they clearly have judged an all land-based route to be superior from an environmental perspective.

"It's a decision we welcome and accept. There are clear operational benefits associated with a single mode transportation system versus multi-mode, and we're confident the northern corridor can be built and operated safely in partnership with local villages and landowners."

Thiessen said the Pebble Partnership intends to work with each of the landowners along the northern corridor, and believes it will secure the authorizations needed to build and operate the transportation system.

Pebble Partnership CEO Tom Collier confirmed the US Army Corps of Engineers contacted Pebble several weeks ago to request that it formally modify its Project Description to reflect the ‘northern transportation corridor.' He said the driving force behind the USACE's route change was likely concerns about lake ferry operations expressed by cooperating agencies (including the US Environmental Protection Agency and US Fish & Wildlife Service) and members of the public.

"On the media call last Friday, (USACE Alaska District Regulatory Division Chief) Dave Hobbie specifically made the point that the impetus for this change was not Pebble, but input received from cooperating agencies and members of the public who have actively participated in the EIS process," he said. "He went on to call the change a ‘success story,' and an example of the EIS process working as it should."

Collier said the Pebble Partnership was focused entirely on advancing transportation alternatives associated with lake ferry operations until contacted by the USACE several weeks ago. Notwithstanding the recent change, he said Pebble has studied the ‘northern transportation corridor' for more than a dozen years, and expects no planning or permitting delays associated with its selection as the LEDPA.

The northern transportation corridor has the added benefit of including a pipeline to transport copper-gold and molybdenum concentrates from the mine site to the port site, thereby reducing truck traffic in the region by about half.

Collier said the announcement of a preferred development alternative for Pebble means a final permitting decision is one step closer.

"From the beginning, we have been clear that developing an Environmental Impact Statement for a project like Pebble is an iterative process with no predetermined outcomes," he said. "The USACE's selection of the ‘northern transportation corridor' as LEDPA clearly shows this to be the case, and demonstrates the permitting process working as designed to incorporate the views of expert regulatory agencies and members of the public to identify the best development option."

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership ("PLP"), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

SOURCE: Northern Dynasty Minerals Ltd.